Exhibit 99.1

Freightos Reports Record Transactions for the First Quarter of 2025

Freightos’ Strong Momentum Underscores Digital Transformation Resilience Amid Tariff Uncertainties

April 15, 2025 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported preliminary key performance indicators for the first quarter of 2025, demonstrating continued growth across the digital freight network.

	Actuals*	Management’s Expectations
	Q1 2025	Q1 2025
# Transactions (‘000)	370.9	362.0 - 370.0
Year over-Year Growth	25%	22% - 25%
GBV ($m)	276.1	272.0 - 280.0
Year over-Year Growth	43%	41% - 45%

*Numbers are preliminary and subject to change with the full earnings release

Platform Expansion and Network Growth

Freightos continued to strengthen its digital freight platform in Q1 2025, posting another quarter of record Transactions and further expanding its global buyer and seller network.

●	Transactions: Freightos facilitated 371k Transactions in Q1 2025, representing a 25% year-over-year growth and exceeding management’s expectations. This strong quarter marked the 21st consecutive quarter of record transactions, reflecting increased usage across our existing network of carriers, forwarders, and importers/exporters, alongside steady additions of new participants.
●	Carrier and Buyer Growth: Freightos expanded its network to 71 carriers this quarter, adding a new group of specialized cargo operators that broaden coverage across diverse routes. Meanwhile, unique buyer users grew 10% year-over-year to 19,700. The continued influx of carrier supply and active demand underscores the powerful network effects that help Freightos’ platform scale globally.
●	Gross Booking Value (GBV): Freightos processed $276 million of transactions in Q1 2025, representing a 43% year-over-year increase. This growth was supported by higher transaction volumes across the platform, freight rate stability, and larger average transactions in key trade lanes.

“Freightos continued to grow the Platform in the first quarter, further extending our lead in digital freight bookings,” said Zvi Schreiber, CEO of Freightos. “While tariffs may affect the growth of world trade, there are still hundreds of billions of dollars of international freight services being booked offline, so a change in trade policies is expected to have only a marginal impact on the vast growth opportunity available for our digital platform. We are proud to be at the forefront of this digital transformation, providing carriers, freight forwarders, and importers/exporters worldwide with the platform, software and data they increasingly rely on to make global trade smoother.”

Q1 2025 Earnings Call

Financial results for the first quarter 2025 will be reported in the second half of May, and an exact date, alongside the webcast and conference call details, will be published in early May.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, 7LFreight by WebCargo, Shipsta by Freightos, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com